Exhibit 4.3

Pharmaceutical Formulations, Inc.

May 24, 2002

To the Holders of our 8% Convertible Subordinated
Debentures Due 2002 and 8.25% Convertible
Subordinated Debentures Due 2002

Ladies and Gentlemen:

          This letter is addressed to each of the registered holders of 8% Convertible Subordinated Debentures Due 2002 and/or 8.25% Convertible Subordinated Debentures Due 2002 (the "Debentures") issued by Pharmaceutical Formulations, Inc. (formerly known as Pharmacontrol Corp.) ("PFI") pursuant to the Indentures with Continental Stock Transfer & Trust Company as Trustee (the "Trustee") dated as of June 15, 1987 (the "1987 Indenture") or April 10, 1992 (the "1992 Indenture" and collectively, the "Indentures"). The principal amount of such Debentures is due on June 15, 2002.

           We are by this letter offering to you the right to continue to hold all or a portion of your Debentures until June 15, 2003 (the Debentures as to which you elect to accept this extended payment date being referred to below as the "Extended Debentures") in consideration for the continued payment of interest thereon at the rate set forth in the Debentures, the payment to you of a fee and certain modifications to the Conversion Price under the Extended Debentures, all as described below. If you agree with this proposal, you would need to follow the instructions noted below in this letter, in which case the following would become an agreement between you and PFI:

1.	PFI would continue to pay interest on the Extended Debentures at the rate (8% on the Debentures issued pursuant to the 1987 Indenture and 8.25% on the Debentures issued pursuant to the 1992 Indenture) and on the semiannual payment schedule set forth in the Debentures, and would pay the principal on your Extended Debentures in full on June 15, 2003. No prepayment penalty or premium shall by payable by PFI by reason of any payment of the principal amount of the Debentures prior to June 15, 2003; provided, however, that accrued interest shall be paid on the date of any such prepayment.

2.	You would have the right to convert your Extended Debentures at any time on or prior to June 15, 2003 (or any earlier date of payment of the principal due on your Extended Debentures) at a Conversion Price of $.34 with the antidilution and other terms and conditions as set forth in the applicable Indenture, as modified by this letter. Such Conversion Price is currently $48.00 with respect to the 8% Debentures and $0.39 with respect to the 8.25% Debentures.

3.	PFI would pay you, promptly after receipt of a signed copy of this agreement, a fee of $50 for each $1,000 of principal amount of Extended Debentures held by you.

4.	You would forbear from the exercise of any and all of your rights and remedies which you may have under your Extended Debentures, the Indentures or otherwise under law, equity or otherwise by reason of any nonpayment of the principal on your Extended Debentures until June 16, 2003. You would be authorized to exercise such rights and remedies if payment of the principal on your Extended Debentures is not paid on or before June 15, 2003. You would not make any claim or issue any notice of default to or take any other action with respect to the Trustee under your Extended Debentures for the payment of the principal on the Extended Debentures prior to June 16, 2003. You may not assign your rights to your Extended Debentures without the assignee agreeing to be bound by the terms of this letter.

5.	Except as set forth in this letter, all of the terms of your Debentures and the related Indentures (as modified by this letter) and your rights thereunder would remain in full force and effect and PFI would comply with and satisfy all of such terms as so modified by this letter. Your forbearance would not act as, or in any manner constitute a waiver of, any breach by PFI of its obligations or any default under the Debentures or Indentures or of any of your rights or remedies under the Debentures or the Indentures other than with respect to the failure of PFI to make payment on the principal amount of such Extended Debentures on or after June 15, 2002 (but only to the extent that such payment is made on or prior to June 16, 2003).

6.	This agreement could not be amended or modified in any manner except by a written agreement signed by PFI and you. No course of dealing nor any failure or delay by you in exercise any of your rights or remedies would operate as a waiver of any of your rights or remedies under this letter or the Indentures.

           We have been advised by the holders of approximately $1,300,000 in principal amount of Debentures that they currently intend to accept this offer.

           If you are willing to forbear with respect to your rights under any of your Debentures as described above, please provide the information requested below and sign this letter where noted below and return it to Continental Stock Transfer & Trust Company (in the enclosed envelope or otherwise) so that it is received on or before June 15, 2002. If you do nothing, the principal amount of your Debentures will be paid as set forth in the Indentures.

           We have enclosed for your information a recent prospectus about a pending rights offering by PFI. This will give you a current description of our business as well as certain financial information about the company. If you need any further information, please do not hesitate to contact Mr. Walter Kreil at PFI (tel: 732-819-3316).

PHARMACEUTICAL FORMULATIONS, INC. By: /s/ Walter Kriel Name: Walter Kreil Title: Vice President & Chief Financial Officer

cc: Continental Stock Transfer & Trust Company, Attn.: Hank Drews

Continental Stock Transfer & Trust Company
17 Battery Place, 8th Floor
Attn: Reorganization Department
New York, NY 10004

Ladies and Gentlemen:

The undersigned holder of 8% Convertible Subordinated Debentures Due 2002 and/or 8.25% Convertible Subordinated Debentures Due 2002 issued by Pharmaceutical Formulations, Inc. hereby agrees to forbear from the enforcement of its rights under the Debentures noted below as described above and instructs Continental Stock Transfer & Trust Company as Trustee to refrain from paying it the principal under such debentures on June 15, 2002 and to distribute any principal payments received by the Trustee with respect to the June 15, 2002 to the other holders of debentures issued by PFI. The undersigned instructs Continental to make a notation on the ledger of debenture holders with respect to the transfer restrictions noted at paragraph 4 above.

(signature) Name (print): Date: , 2002 Address: Phone No. (optional) Aggregate principal amount of 8% Extended Debentures $ Aggregate principal amount of 8.25% Extended Debentures $